

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 24, 2010

via U.S. mail and facsimile

Mr. Daniel L. Hefner, Chief Executive Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, FL 33619

> **RE:** **American Fiber Green Products, Inc.**
> **Form 8-K Item 4.01**
> **Filed February 11, 2010**
> **Form 8-K Item 4.01**
> **Filed March 10, 2010**
> **Form 8-K/A Item 4.01**
> **Filed March 22, 2010**
> **File No. 0-28978**

Dear Mr. Hefner:

We have completed our review of your filing and amendments and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant